

January 19, 2011

Mr. Bradley W. Evans, Chief Executive Officer
Chugach Electric Association, Inc.
5601 Electron Drive
Anchorage, AK 99518

> **Re: Chugach Electric Association, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 5, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed May 14, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 9, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 12, 2010**
> **File No. 033-42125**

Dear Mr. Evans:

We have reviewed your response dated January 3, 2011 and have the following additional comments.   Where indicated, we think you should revise your future filings in response to these comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Financial Statements

Note (1) Description of Business and Significant Accounting Policies

(c) Regulation

1. We have read your response to comment one in our letter dated December 20, 2010. As previously requested, please explain *in detail* how your base rates are set. Specifically show us whether a general rate case, or a SRF, encompasses a projection of your specific costs based on a normalized volume such that revenue requirements equal entity specific projected costs (O&M, depreciation, interest, taxes etc). In this regard, tell us whether you use a rate base/rate of return approach to ratemaking or a debt service coverage approach. If you use some combination of the two methods, explain to us how the combination is applied. The brief discussion in your response, as well as the practice of electric cooperatives, suggests that the TIER approach is the sole way that your base rates are established. If so, explain how the TIER approach is designed to recover Chugach's *specific* costs of providing service. In this regard, please specifically explain what specific costs are being recovered by TIER's 1.3 coverage component including what specific costs are recovered by the "excess" coverage component. In this regard, an example of the rate setting process would be helpful to the staff's understanding as well as how your method meets the requirements of ASC 980-10-15-2 b. & c. We may have further comment.

Item 9A – Controls and Procedures

2. We note your response to comment three in our letter dated December 20, 2010. In your proposed future disclosure we note you state that there have been no *significant* changes in your internal controls or in other factors known to management that has materially affected, or is reasonably likely to affect, your internal control over financial reporting *subsequent* to your most recent evaluation. Please revise your disclosure in future filings to either state that there have been *no* changes in your internal controls over financial reporting that have occurred *during* the last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting or to identify and describe any such changes. In addition, Item 308 (c) of Regulation S-K requires that you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred *during* the fiscal quarter that has materially affected or is reasonably likely to materially affect you're your internal control over financial reporting rather than *subsequent* to your most recent evaluation; please revise this disclosure as well. Please show us what your revised proposed future disclosure will look like.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or me at (202) 551-3849 if you have any questions.

Sincerely,

James A. Allegretto
Senior Assistant Chief Accountant